Exhibit 4.24

[English Translation]

ChipMOS TECHNOLOGIES INC.

And

CHANTEK ELECTRONIC CO. LTD.

Integrated Circuit Processing Agreement

Period of Validity: January 1, 2003 – December 31, 2003

Parties to the Agreement:

ChipMOS TECHNOLOGIES INC. (hereinafter referred to as Party A)

And

CHANTEK ELECTRONIC CO. LTD. (hereinafter referred to as party B)

This agreement is executed by Party A and Party B with regard to the processing of integrated circuits. The two parties have agreed as follows:

Article 1    Agreement by the Two Parties

Party A hereby agrees to commission Party B to, and Party B hereby agrees to be commissioned to, provide the service of assembling and processing the silicon chips provided by Party A to produce integrated circuits (hereafter referred to as the “IC”) in accordance with the following conditions (hereafter referred to as the “Service”).

Article 2    Object of Processing

The object of processing shall be the integrated circuits which Party A provides to Party B, hereinafter referred to as “the Object”.

Article 3    Notification of Commissioning

Party A shall, within the first ten days of each month, estimate the quantity of materials that they will be transferring to party B for processing over the next three months (including the current month) and notify Party B of such. However, both parties agree that this estimated figure shall be provided only for Party B’s reference; the actual quantity transferred shall be determined by the order forms (delivery notice).

Article 4    Processing

1.	Party B shall be responsible for processing the Object into products in accordance with specifications agreed upon by both parties, hereinafter referred to as “the Finished Product”.

2.	Party B shall complete the processing of the Object in accordance with the processing procedure specifications stipulated in the quality control and engineering standards agreed upon by both parties.

3.	Unless otherwise stipulated in the price quotation form, materials required for processing shall be borne by Party B at its own cost.

4.	Party A shall, prior to processing, provide Party B with all relevant information required for integrated circuit processing and assembly.

Article 5    Delivery of the Finished Product

Party B shall complete processing of the Object and deliver the Finished Product to Party A by the delivery date agreed upon by both parties.

Article 6    Acceptance Inspection of Finished Product

1.	Whether the Finished Product conforms to quality requirements shall be determined in accordance with the specifications of the quality control acceptance inspection agreed upon by both parties. Any revision to such specifications is required to be approved of both parties.

2.	Party B shall not be held liable for the Finished Product quality where damage is not caused by processing.

3.	If a Finished Product is found during acceptance inspection not to comply with the requirements, Party A may require Party B to re-work such Finished Product. The cost of such re-working shall be borne by Party B.

4.	When Party A asks Party B to undertake re-working of a Finished Product which is found during acceptance inspection not to comply with the quality requirements, Party B shall take back such Finished Product within one working day after receiving Party A’s re-working notification. Party B shall re-submit such Finished Product to Party A for acceptance inspection within three working days after taking back such Finished Product.

5.	If a Finished Product has been found during acceptance inspection not to comply with the quality requirements and cannot be re-worked, or if a Finished Product, after re-working by Party B, still fails to pass acceptance inspection, Party A shall not be required to pay the processing fee for such non-conforming Finished Product.

Article 7    Finished Product Passing Rate

1.	Party B shall process the product of Party A in accordance with the passing rate control operation procedures provided by Party A.

2.	If, due to the operational failure of Party B, the passing rate does not reach the level stipulated in the previous paragraph, Party A may require Party B to compensate it for the cost of such lost Object.

Article 8    Compensation for Damage

In the event that any of the integrated circuit supplied to Party B by Party A is lost or damaged while in Party B’s possession, where it is confirmed that such loss or damage is caused by Party B, Party B shall compensate Party A for the cost of such Object in accordance with market price for such Object.

Article 9    Processing Fees

1.	The processing price shall be agreed upon by the two parties.

2.	In the event of any significant fluctuation in prices or exchange rates, the processing price may be adjusted upon the approval of both Party A and Party B.

Article 10    Method of Payment

1.	Party B shall issue a unified invoice to Party A at the end of the shipment month.

2.	Party A shall pay to Party B the total amount noted on the unified invoice issued by Party B for that month. Party A shall issue a check payable at sight to Party B, within 75 days from the last day of the month in which the unified invoice was issued.

Article 11    Delivery and Transfer of Risks

1.	Party B shall be responsible for the delivery of the Object from Party A’s premises to Party B’s processing site for such Object. Party B shall sign for acceptance at Party A’s premises. Party A shall be responsible for handling all matters and bearing all expenses with regard to customs clearance.

2.	Upon the completion of customs clearance procedures, Party B shall be responsible for the delivery of the Finished Products to Party A’s premises, where Party A will sign for acceptance.

3.	In the event that Party A requires Party B to re-work Finished Products that have failed to pass acceptance inspection, Party B shall be responsible for the transportation of such Finished Products between the premises of Party A and Party B, and shall bear the costs of such transportation.

4.	Expenses and insurance with regard to transportation shall be borne by Party B.

Article 12    Confidentiality Obligations

1.	Without prior written consent of Party A, Party B may not submit, disclose to a third party or in any other way allow a third party to become aware of or make it possible for a third party to become aware of or allow a third party to use the Object, Finished Products, semi-finished product or any other information, documents or items which Party B has become aware of or come into possession of as a result of performing this agreement.

2.	Party B shall act as a responsible custodian in safeguarding the Object, Finished Product, semi-finished product and any non-conforming product, Party B shall be responsible for transporting all non-conforming product (whether in the state of Object, Finished Product or semi-finished product) back to Party A.

3.	Party B shall cause its staff to abide confidentiality obligations stipulated in this Article.

Article 13    Intellectual Property Rights

Party A undertakes that it owns the intellectual property rights to the Object for processing. Party A, not Party B, shall be held liable for any legal rights or responsibilities with regard to any untrue statement therein.

Article 14    Supervision of Processing

Party A may at any time dispatch supervisors to conduct sampling checks of Party B’s operations at Party B’s processing site. Besides providing necessary assistance, Party B shall also follow instructions of such supervisors.

Article 15    Breach of Contract

1.	Unless otherwise stipulated herein, if either party violates or fails to perform any provisions herein, the other party may issue written notification to such party to remedy the matter within three days.

2.	If such matter is not remedied within the stipulated time limit, the other party may terminate this agreement by written notification to such effect.

Article 16    Termination of the Agreement

1.	Following the termination or rescission of this agreement, besides exercising its rights in accordance with provisions stipulated in related laws, regulations and this agreement, the party not at fault may also require the other party to pay compensation for any damage caused by the termination or rescission of this agreement. However, this shall not apply in cases where the agreement was terminated or rescinded as a result of its expiry or by agreement between the two parties.

2.	Party B shall, within seven days after the termination or rescission of this agreement, return to Party A at its own expense, all Party A’s information, documents or Objects in its possession for this agreement.

Article 17    Period of Validity

1.	Once this agreement is executed by the two parties in accordance with law, it shall remain in effect from the date of execution until December 31, 2003.

2.	Upon the expiry of this agreement, it may be extended upon the approval of the two parties. In the event that either party does not wish to extend this agreement, such party must notify the other party to this effect in writing at least one month prior to the expiry of this agreement.

3.	Any matter not stipulated herein shall be handled in accordance with related laws and regulations. Any matter not covered by laws and regulations shall be settled by agreement between the two parties in accordance with principles of integrity and good faith.

Article 18    Agreement on Jurisdiction

Both parties hereby agree, in the event of any legal dispute with regard to this agreement, Hsinchu District Court, Taiwan R.O.C. shall be taken as the court of first instance.

Article 19    Entire Agreement

1.	This agreement and its appendix shall constitute the entire agreement between the two parties with regard to this matter. Any item not stipulated in this agreement or its appendix shall not be binding on the two parties. However, after this agreement comes into effect, the two parties may agree in writing to revise such agreement at any time.

2.	The appendix shall also constitute an integral part of the agreement. However, in the event that there is any discrepancy between the appendix and this agreement, this agreement shall prevail.

3.	Party A shall be responsible for the settlement of matters relating to laws and regulations governing the Hsinchu Science-Based Industrial Park; Party B shall provide all necessary assistance.

Article 20    Number of Copies of the Agreement

This agreement is executed in two copies, with one to be retained by each of Party A and Party B.

Signatories:

Party A:

ChipMOS TECHNOLOGIES INC.

Representative:	Hung-Chiu Hu (Seal)
Address:	1, R & D Road 1, Hsinchu Science-Based Industrial Park

Party B:

CHANTEK ELECTRONIC CO. LTD.

Representative:	Shih-Jye Cheng (Seal)
Address:	37, Hsintai Road, Chupei, Hsinchu

Dated: January 1, 2003